Via Electronic Submission (Correspondence)
February 28, 2007
Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Harris Corporation Form 10-K for the year ended June 30, 2006 Filed September 7, 2006 File No. 001-03863 and Form 10-Q for the quarter ended December 29, 2006 Filed January 31, 2007 File No. 001-03863
Dear Ms Cvrkel:
     On behalf of Harris Corporation (“Harris”), I herby submit our responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Annual Report on Form 10-K of Harris for the fiscal year ended June 30, 2006 (the “Form 10-K”) and on the Quarterly Report on Form 10-Q of Harris for the quarter ended December 29, 2006, as set forth in your letter dated February 13, 2007 (the “Second Comment Letter”).
     For reference purposes, the text of the Staff’s comments is set forth below in bold, numbered to correspond to the comment numbers used in the Second Comment Letter and followed by our responses thereto.
Form 10-K for the year ended June 30, 2006
Note 4. Business Combinations, page 68
1.	We note from your response to our prior comment 7 that $68.9 million of liabilities were excluded from the investment amount in the Rule 3-05 test because you acquired the shares of Leitch pursuant to an amalgamation and you were not the direct legal obligor of the liabilities. Please explain to us why these liabilities are presented as “assumed liabilities” in Note 4 and included in the $513 purchase price amount. We would expect that if the $68.9 million did not represent legally “assumed” liabilities, the total purchase price would exclude these liabilities. Please clarify for us, and revise your disclosure in future filings to indicate, the appropriate purchase price calculated using only legally assumed liabilities. Also, please supplementally provide us with the relevant portions of the purchase agreement with Leitch that clearly indicate that you are not the legal obligor for $68.9 million of liabilities.
Response:
     As stated in our response letter to the Staff dated February 7, 2007, the $68.9 million should not have been disclosed as “Assumed liabilities” in the table on page 69 of the Form 10-K (“Note 4 Business Combinations”). Such $68.9 million of liabilities, which consisted of accounts payable, accrued salaries and other accrued expenses as a result of the transaction were not assumed by Harris and Harris was not a direct legal obligor for such liabilities or any other liabilities of Leitch Technology Corporation (“Leitch”) as a result of the transaction. The correct purchase price for the purchase of Leitch, excluding the $68.9 million of liabilities incorrectly included as “assumed liabilities,” is $444.1 million. As requested by the Staff, in future filings, we will modify the Business Combination footnote to reflect the correct purchase price for Leitch of $444.1 million and exclude from the caption “Assumed liabilities” those liabilities for which we were not the direct legal obligor as a result of the purchase transaction or are not required to be included as part of the purchase price for Leitch.
     We supplementally advise the Staff that the full text of the Arrangement Agreement, dated as of August 31, 2005, by and between Harris Corporation and Leitch Technology Corporation was filed as Exhibit 2.1 to Harris’ Current Report on Form 8-K filed with the Commission on September 2, 2005, and the Amending Agreement, dated as of September 12, 2005, between Harris Corporation and Leitch Technology Corporation was filed as Exhibit 2.1 to Harris’ Current Report on Form 8-K filed with the Commission on September 16, 2005. The Arrangement Agreement, as amended by the Amending Agreement, is referred to herein as the “Purchase Agreement.”
     We also supplementally advise the Staff that pursuant to the Purchase Agreement, Harris indirectly, through a wholly-owned subsidiary named “2081259 Ontario Inc.” and referred to in the Purchase Agreement as “Harris Acquireco,” acquired all shares of Leitch as a result of a Leitch shareholder and court-approved plan of arrangement under the Business Corporations Act (Ontario) (“OBCA”). The Purchase Agreement consistently provided that the Common Shares held by Leitch shareholders shall be transferred by the holders and acquired by Harris Acquireco. For example, Section 2.1(b) of the Purchase Agreement provided as follows:
“ (b) all of the Common Shares issued and outstanding immediately prior to the Effective Time held by each Shareholder (other than any Dissenting Shares held by Dissenting Shareholders who are ultimately entitled to be paid the fair value of the Dissenting Shares held by such Dissenting Shareholder, and any Common Shares held by Harris and its affiliates, which shall not be transferred under the Arrangement) shall, without any further action on behalf of such Shareholder, be transferred by the holders thereof, and acquired by, Harris Acquireco without any act or formality on its or their part in exchange for a cash amount equal to the product of the number of Common Shares held by such holder and the Cash Consideration and Harris Acquireco shall be deemed to be the legal and beneficial owner thereof, free and clear of all Liens.”
     Under section 92(1) of the OBCA, a holder of shares does not, as a result of owning the shares, have any obligation with respect to the liabilities of the corporation that has issued the shares, except in narrow circumstances prescribed by section 92(1) pursuant to other provisions of the OBCA, none of which are applicable. The text of section 92(1) of the OBCA and the other provisions of the OBCA referred to therein is attached as Appendix A to this letter and is also posted by the Province of Ontario on the following website:
     http://www.e-laws.gov.on.ca/home_E.asp?lang=en
Form 10-Q for the quarter ended December 29, 2006
Note N — Subsequent Events, page 11
2.	We note from your disclosure that you will recognize a gain of $131 million in the third quarter of fiscal 2007 as a result of your combination with Stratex Networks in which you contributed your Microwave Communications Division in exchange for approximately 56% ownership of the new combined company. Please explain to us how the gain was calculated or determined and why you believe gain recognition is appropriate.
Response:
     In the transaction: (i) Harris contributed the assets comprising its Microwave Communications Division (“MCD”) and $32.1 million in cash to Harris Stratex Networks, Inc. (“Harris Stratex”) and Harris Stratex also assumed the liabilities primarily resulting from or primarily arising out of the MCD operations (the “Contribution”); and (ii) Merger Sub, a wholly-owned subsidiary of Harris Stratex, merged with and into Stratex Networks, Inc. (“Stratex”) with Stratex surviving as a wholly-owned subsidiary of Harris Stratex (the “Merger”). The Contribution and the Merger are together referred to as the “Combination.”
     In connection with the Combination: (i) the former holders of Stratex common stock received approximately 44% of the outstanding shares of common stock of Harris Stratex; and (ii) Harris received approximately 56% of the outstanding shares of common stock of Harris Stratex. Pursuant to an investor agreement, Harris currently nominates five (5) of the nine (9) Harris Stratex directors.
     The Combination of Stratex and MCD is being accounted for as a business combination in accordance with FAS 141. Harris is the acquiring entity for accounting purposes as it acquired a 56% controlling voting interest in Harris Stratex and has control of the Board of Directors of Harris Stratex through the ability to appoint 5 of 9 members in exchange for 44% of the net assets of MCD. In accordance with EITF 01-2, it is appropriate to recognize a gain on the portion of the MCD interest (44%) deemed to be sold to the shareholders of Stratex. We also considered SAB 51 and will recognize the gain as the transaction is not part of a broader reorganization of Harris, we do not currently plan on repurchasing the interest related to MCD and MCD is not a start-up or development stage company. The estimated gain was calculated based upon the difference between 56% of the fair value of Stratex which was deemed to be acquired by MCD and 44% of the carrying value of MCD net assets which were deemed to be sold to Stratex. The price used to calculate the estimated $131 million gain was the Stratex stock price listed on the NASDAQ Stock Exchange on the date of the transaction, January 26, 2007, as that was the most readily determinable fair value of the transaction as MCD had no publicly traded stock as it was a division of Harris. Following is the calculation of the estimated gain on the transaction.

Calculation of Harris’ Estimated Gain on the Acquisition of Stratex
(in millions, except percentages)
Market capital of Stratex	$467.0
Percentage acquired by Harris	56

Fair value of Stratex acquired by Harris	$261.5

Book value of MCD (including $32.1 million in cash)	$251.7
Percentage sold to Stratex	44

Book value of MCD sold to Stratex	$110.7

Fair value of Stratex acquired by Harris	$261.5
Book value of MCD sold to Stratex	(110.7)

Pre-tax gain on sale of MCD	150.8
Estimated taxes	(20.0)

Estimated gain on sale of MCD	$130.8

* * * * *

Company Acknowledgement
     Harris acknowledges the following:
•	Harris is responsible for the adequacy and accuracy of the disclosures in the filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Harris may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.
If you have any questions or comments in connection with the foregoing please call me at (321) 724-3439 or Gary L. McArthur, Vice President and Chief Financial Officer, at (321) 724-3858. Facsimile transmission may be sent to either of us at (321) 727-9222.

Very truly yours,
/s/ Lewis A. Schwartz
Lewis A. Schwartz
Vice President and Principal Accounting Officer

cc:	Claire Erlanger, Securities and Exchange Commission Jean Yu, Securities and Exchange Commission Gary L. McArthur, Vice President and Chief Financial Officer, Harris Corporation

APPENDIX A
Selected Provisions of the Business Corporations Act (Ontario)
92. (1) Shareholders’ liability limited — The shareholders of a corporation are not, as shareholders, liable for any act, default, obligation or liability of the corporation except under subsection 34(5), subsection 108(5) and section 243.
(2) Shares subject to call — The provisions of the Corporations Act relating to the liability of a holder of shares that are not fully paid and to the enforcement of such liability apply in respect of shares that were not fully paid,
(a) on the 1st day of January, 1971, in the case of shares of a corporation that then became subject to the Business Corporations Act being chapter 53 of the Revised Statutes of Ontario, 1970; or
(b) on the day upon which any other body corporate was continued under The Business Corporations Act being chapter 53 of the Revised Statutes of Ontario, 970, or under this Act, in the case of shares of such other body corporate.

34. (5) Application for order where improper reduction — A creditor of a corporation is entitled to apply to the court for an order compelling a shareholder or other recipient,
(a) to pay to the corporation an amount equal to any liability of the shareholder that was extinguished or reduced contrary to this section; or
(b) to pay or deliver to the corporation any money or property that was paid or distributed to the shareholder or other recipient as a consequence of a reduction of capital made contrary to this section.

108. (5) Where shareholder has power, etc., of director — A shareholder who is a party to a unanimous shareholder agreement has all the rights, powers, duties and liabilities of a director of the corporation, whether arising under this Act or otherwise, to which the agreement relates to the extent that the agreement restricts the discretion or powers of the directors to manage or supervise the management of the business and affairs of the corporation and the directors are thereby relieved of their duties and liabilities, including any liabilities under section 131, to the same extent.

243. (1) Liability of shareholders to creditors — Despite the dissolution of a corporation, each shareholder to whom any of its property has been distributed is liable to any person claiming under section 243 to the extent of the amount received by that shareholder upon the distribution, and an action to enforce such liability may be brought.
(2) Party action — The court may order an action referred to in subsection (1) to be brought against the persons who were shareholders as a class, subject to such conditions as the court thinks fit and, if the plaintiff establishes his, her or its claim, the court may refer the proceedings to a referee or other officer of the court who may,
(a) add as a party to the proceedings before him or her each person who was a shareholder found by the plaintiff;
(b) determine, subject to subsection (1), the amount that each person who was a shareholder shall contribute towards satisfaction of the plaintiff’s claim; and
(c) direct payment of the amounts so determined.
(3) Definition- In this section, “shareholder” includes the heirs and legal representatives of a shareholder.